

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2010

David Yeskey
Director of Legal Services
Microchip Technology Incorporated
2355 W. Chandler Blvd.
Chandler, Arizona 85224

      Re: Microchip Technology Incorporated
             Form 10-K for Fiscal Year Ended March 31, 2010
             Filed June 2, 2010
             File No. 000-21184

Dear Mr. Yeskey:

      We have completed our review of your filings and do not have any further comments at this time.

                           Sincerely,

                           Jeff Jaramillo
                           Accounting Branch Chief